SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Corporate Governance Report 2018, dated April 1, 2019.
●	Sustainability Report 2018, dated April 1, 2019.

Corporate Governance
Report 2018

Tele2 in brief
Tele2 AB (publ) (“Tele2” or the “company”) has been a fearless challenger to the former government monopolies and other established telecoms providers ever since Jan Stenbeck founded the company in Sweden in 1993, and remains focused on being a customer focused champion, fearlessly liberating a more connected life, wherever it operates. The Group provides services to consumers and businesses including mobile services, fixed broadband, digital entertainment, fixed telephony, data network services and global IoT solutions. In 2018, the company had a revenue of SEK 24 (21) billion and adjusted EBITDA of SEK 6.6 (5.8) billion. Tele2’s merger with Com Hem was closed on November 5, 2018 and the merger of Tele2 Netherlands and T-Mobile Netherlands, where Tele2 will hold a 25% share in the combined company was closed on January 2, 2019. Also, on December 28, 2018, Tele2 gave a notice to exercise the put option stipulated in the joint venture between Tele2 and Kazakhtelecom in Kazakhstan, thereby initiating the sale process for Tele2 Kazakhstan. Tele2 Netherlands and Kazakhstan have been reported as discontinued operations.
Tele2 is a Swedish limited liability company with shares listed on the Nasdaq Stockholm and thus, in addition to mandatory law and rules, applies Nasdaq Stockholm’s Rule Book for Issuers and the Swedish Corporate Governance Code (“the Code”). Furthermore, as a result of Tele2 being a SEC reporting company, Tele2 must comply with U.S. federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002, as applicable for foreign private issuers.

The Corporate Governance Report and deviations from the Code
This Corporate Governance Report is published separately from the Annual Report and prepared in accordance with the Swedish Annual Accounts Act and the provisions of the Code. Previous years’ Corporate Governance Reports and other corporate governance documents are available on the corporate website, www.tele2.com. The Code is based on the principle of comply or explain, which means that companies can deviate from single rules in the Code, provided that they offer an explanation for the deviation. Tele2 deviates from the Code in the following respect:

Reference from the Code
2,4 – Neither the company chair nor any other member of the board may chair the nomination committee.

Deviation and explanation
Georgi Ganev is the chairman of the Company’s Board of Directors and is since August 10, 2018 also the Chairman of the Company’s Nomination Committee. The Nomination Committee has explained its appointment of Georgi Ganev as Chairman of the committee as being in the company’s and its shareholders’ best interests, and a natural consequence of Georgi Ganev representing Tele2’s largest shareholder Kinnevik AB.

Overview of corporate governance at Tele2
Sound corporate governance at Tele2 means the establishment of an appropriate framework for decision making, assignment of responsibility and the implementation of transparent reporting that supports the understanding and monitoring of the development of the company. Tele2’s overall corporate governance framework can be visualised as follows:

Tele2’s governance structure

External Steering Documents, such as Swedish Companies Act, the Annual Accounts Act, the Swedish Code of Corporate Governance, Rule Book for Issuers Nasdaq Stockholm, industry regulations, U.S. federal securities laws and regulations as applicable for foreign private issuers, etc.

Tele2 – Corporate Governance Report 2018 1 (16)

Shareholder information
Tele2’s Class A and B shares were first listed on the O-List of the Stockholm Stock Exchange in May 1996. Tele2 has been listed on the Nasdaq Stockholm main market (Large Cap list) list since October 2006. Per December 31, 2018, Tele2 had 61,659 known shareholders and the market capitalization of the company was SEK 77,727 million. In addition to shareholder meetings, Tele2 continuously provides information to shareholders by publishing financial reports (interim reports, full year reports and annual reports) and press releases. The company also arranges regular analyst meetings.

The Tele2 Share Capital
The share capital in Tele2 is divided into three classes of shares: Class A, B and C shares. All types of shares have a quota value of SEK 1.25 per share and Class A and B shares have the same rights in the Company’s net assets and profits while Class C shares are not entitled to dividend. Shares of Class A entitle the holder to 10 voting rights per share and Class B and C shares to one voting right per share. There are no limitations regarding how many votes each shareholder may vote for at general meeting of shareholders. Kinnevik AB owns as of December 31, 2018, 27.3 percent of the capital and 42.0 percent of the voting rights. No other shareholder owns, directly or indirectly, more than 10 percent of the shares in Tele2.

The Tele2 shares1)
	Par value	Total issued shares	% of total count	Votes per share	% of total votes
A Shares	1.25	22,647,692	3.3	10	25.3
B Shares	1.25	665,794,905	96.4	1	74.5
C Shares	1.25	1,899,000	0.3	1	0.2
Total		690,341,597	100%		100%
1) at December 31, 2018

Number of shareholders

Ownership by country according to percentage of votes

Ownership by country according to percentage of shares

Source: CMi2i

For further shareholder information, including information on share capital, voting rights, and the current share price see our corporate website, www.tele2.com.

Annual General Meeting
The 2018 Annual General Meeting (“AGM”) was held on May 21, 2018. At the meeting, 889 shareholders were in attendance, personally or by proxy, representing 67.58 percent of the votes. Wilhelm Lüning was elected Chairman of the meeting. Noted as present were the Chairman of the Board Mike Parton, the Board members Sofia Arhall Bergendorff, Anders Björkman, Georgi Ganev, Cynthia Gordon and Carla Smits-Nusteling, the President and CEO Allison Kirkby, CFO Lars Nordmark, General Counsel Stefan Backman, the Chairman of the Nomination Committee Cristina Stenbeck and the auditor-in-charge Thomas Strömberg.

Attendance, % of votes

Tele2 – Corporate Governance Report 2018 2 (16)

The following significant resolutions were adopted by the AGM:
●
re-election of Sofia Arhall Bergendorff, Anders Björkman, Georgi Ganev, Cynthia Gordon, Eamonn O’Hare and Carla Smits-Nusteling as directors of the Board and election of Georgi Ganev as Chairman of the Board;

●	re-election of Deloitte as auditor until close of the 2019 AGM;
●
approval of the Annual Report for 2017 and resolution on ordinary dividend of SEK 4 per share. The record date was decided to be May 23, 2018. The dividend was paid out to the shareholders on May 28, 2018;

●	discharge the directors of the Board and the CEO from liability for the financial year 2017;
●	approval of remuneration to the Board and auditor and procedures for the Nomination Committee;
●
approval of guidelines for the remuneration to senior executives as well as the principles and scope for Tele2’s long term share related incentive program 2018, including authorisations for the Board to resolve on a new issue of not more than 1,750,000 Class C shares and to repurchase all Class C shares in the company in order to, after a reclassification of the C-shares to B-shares, transfer such shares to the participants in Tele2’s long term incentive plans, of which 2,490,000 can be transferred to the participants under the 2018 LTI; upon approval of the merger between Tele2 and Com Hem there will be an additional allocation under the LTI 2018 according to the same principles to approx. 40 participants joining Tele2 from Com Hem; provided that such allocation is made before December 31, 2018; and

●
authorise the Board to pass a resolution on one or more occasions for the period up until the next Annual General Meeting to repurchase so many Class A and/or Class B shares that Tele2’s holding does not at any time exceed 10 per cent of the total number of issued Tele2 shares.

Extraordinary General Meeting
An Extraordinary General Meeting (“EGM”) was held on September 21, 2018. At the meeting, 768 shareholders were in attendance, personally or by proxy, representing 68,01 percent of the votes. Charlotte Levin was elected Chairman of the meeting. Noted as present were the Chairman of the Board Georgi Ganev, the Board Members Carla Smits-Nusteling, Sofia Arhall Bergendorff and Cynthia Gordon, President and CEO Allison Kirkby, CFO Lars Nordmark and General Counsel Stefan Backman.
The meeting resolved to approve the merger plan between Tele2 and Com Hem Holding AB (“Com Hem”) adopted by the Boards of Tele2 and Com Hem on January 9, 2018 and to issue 183,441,585 new Class B shares in Tele2 as non-cash consideration. Such issue of shares increased Tele2’s share capital by SEK 229,301,981.25 to SEK 862,926,996.25 in total on November 5, 2018 being the registration date of the merger.
The EGM elected Lars-Åke Norling as a new Board member with effect from the EGM, and Andrew Barron and Eva Lindqvist as Board members with effect once the merger between Tele2 and Com Hem has been registered with the Swedish Companies Registration Office.
The minutes of the AGM and EGM are available on Tele2’s corporate website, www.tele2.com.

The Nomination Committee for the 2018 AGM
For the 2018 AGM, the Nomination Committee, consisted of; Cristina Stenbeck appointed by Kinnevik AB; John Hernander appointed by Nordea Funds; Martin Wallin appointed by Lannebo Fonder and Mike Parton as Chairman of the Board of Tele2 AB.
The Committee held two (2) meetings, with the customary additional contact and interviews in between meetings. In assessment of the degree to which the Board meets the requirement placed on it, the Nomination Committee reviewed the Board members’ ability to devote the necessary time and commitment required, as well as the balance and diversity of contributions of experiences from different areas and geographic regions of the broader digital communications industry. The Committee also had the benefit of a formal evaluation of the Board and its individual members. In its work, the Nomination Committee applies rule 4.1 of the Swedish Corporate Governance Code as its diversity policy. Accordingly, the Committee gives particular consideration to the importance of an increased diversity on the Board, including gender, age and nationality, as well as depth of experiences, professional backgrounds and business disciplines. The Committee believes the composition of the Board is fit-for-purpose in respect of the various dimensions of diversity, and will continue to pursue a high degree of diversity and gender balance in its efforts to compose the most capable Board.
The Committee submitted proposals both to the AGM and the EGM for the election of the Board and auditor, and their remuneration, Chairman of the AGM and the procedure for the Nomination Committee.
No compensation has been paid by Tele2 to any member of the Nomination Committee for their work.

The Board
According to Tele2’s Articles of Association, the Board shall consist of at least five and a maximum of nine members, to be elected by the General Meeting. The Articles of Association of Tele2 are available on the corporate website, www.tele2.com.
At the 2018 AGM, Tele2’s shareholders re-elected Sofia Arhall Bergendorff, Anders Björkman, Georgi Ganev, Cynthia Gordon, Eamonn O’Hare and Carla Smits-Nusteling as directors of the Board. Mike Parton and Irina Hemmers left the Board. Furthermore, Georgi Ganev was elected as Chairman of the Board. The EGM elected Lars-Åke Norling as a new Board member with effect from the EGM, and Andrew Barron and Eva Lindqvist as Board members with effect once the merger between Tele2 and Com Hem has been registered with the Swedish Companies Registration Office.
The President and CEO, CFO and General Counsel/Company Secretary also attend the Board meetings except for when their own work is being evaluated. Other employees participate in the Board meetings to discuss specific matters, or as required by the Board.

Independence of the Board
The Board’s assessment regarding each member’s position of independence in relation to the company, its shareholders and the management is presented in the table “Composition of the Board”. None of the Board members are part of the senior management of the company, nor are they union representatives. Four of the total nine Board’s members as at end of 2018 were women.
Tele2 meets the Code’s requirement that the majority of the members be independent in relation to the company and its executive management. Tele2 also meets the Code’s requirement that a minimum of two of the directors be independent of the company, its executive management and, additionally, its major shareholders.

Tele2 – Corporate Governance Report 2018 3 (16)

Nomination Committee for the 2019 AGM
In accordance with the resolution of the 2018 AGM, Cristina Stenbeck, as representative for Kinnevik AB, has convened a Nomination Committee consisting of members appointed by the largest shareholders in terms of voting interest in Tele2 AB as of August 31, 2018. After that, Kinnevik AB has appointed Georgi Ganev as a Chairman of the Nomination Committee instead of Cristina Stenbeck. The members of the Nomination Committee for the 2019 AGM are shown in the table below.

Nomination Committee for the 2019 AGM
Name	Representing	Share of votes as at August 2018	Share of votes as at February 2019
Georgi Ganev (Chairman)	Kinnevik AB	47.89%	42.02%
John Hernander	Nordea Funds	2.46%	1.72%
Hans Ek	SEB Investment Management AB	1.64%	1.52%

Composition of the Board
Name	Born	Position	Elected	Remuneration Committee	Audi Committee	Independent	Shareholding
Georgi Ganev	1976	Chairman	2016	Chairman	Member	No*	1,030 B shares
Andrew Barron	1965	Member	2018	Member	–	Yes	106,140 B shares
Sofia Arhall Bergendorff	1969	Member	2016	–	–	Yes	2,500 B shares
Anders Björkman	1959	Member	2017	Member	–	Yes	2,000 B shares
Cynthia Gordon	1962	Member	2016	–	–	No*	2,000 B shares
Eva Lindqvist	1958	Member	2018	–	Member	Yes	2,891 B shares
Lars-Åke Norling	1968	Member	2018	Member	Member	No*	–
Eamonn O’Hare	1963	Member	2015	–	–	Yes	–
Carla Smits-Nusteling	1966	Member	2013	–	Chairman	Yes	1,687 B shares
* Not independent in relation to the company’s major shareholders.

Tele2 – Corporate Governance Report 2018 4 (16)

Board of Directors

Georgi Ganev

Chairman of the Board, elected in 2018. Previously Board member, elected in 2016
Born: 1976
Nationality: Swedish citizen
Independence: Independent in relation to the company and management but not independent in relation to the company’s major shareholders
Holdings in Tele2: 1,030 B shares
Committee work: Chairman of the Remuneration Committee and Chairman of the Nomination Committee, Member of the Audit Committee
Other current assignments: CEO of Kinnevik AB (publ), Member of the Boards of Global Fashion Group and Babylon Health
Previous assignments: CEO of Dustin Group AB (publ) and Bredbandsbolaget, Chief Marketing Officer of Telenor Sweden
Education: M.Sc. in Engineering from Uppsala University

Sofia Arhall Bergendorff

Board member, elected in 2016
Born: 1969
Nationality: Swedish citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 2,500 B shares
Committee work: –
Other current assignments: Director, Partnerships, Northern Europe, Google, Member of the Board of Bluestep Bank AB
Previous assignments: Director, Global Operations for Partnerships at Google, Head of Americas Strategy and Operations and Sales Operations Manager Nordic at Google, partner at Copenhagen Consulting Company (now Quartz+Co)
Education: BA in Journalism from the University of Oregon and an MBA from INSEAD

Andrew Barron

Board member, elected in 2018
Born: 1965
Nationality: British citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 106,140 B shares
Committee work: Member of the Remuneration Committee
Other current assignments: Board Member of Ocean Outdoor Limited and of Arris International plc
Previous assignments: Chairman of the Board of Com Hem Holding AB, COO of Virgin Media inc. and MTG, CEO of Chellomedia, Executive Vice President of Walt Disney Europe and management consultant at McKinsey & Co
Education: Bachelor’s Degree, MBA

Tele2 – Corporate Governance Report 2018 5 (16)

Anders Björkman

Board member, elected in 2017
Born: 1959
Nationality: Swedish citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 2,000 B shares
Committee work: Member of the Remuneration Committee
Other current assignments: Chairman of the Board of Maintrac AB, Chairman of the Board of Maven Wireless AB, Chairman of the Board of Parktrade Europe AB, Member of the Board of Allgon AB
Previous assignments: CEO of OnePhone Holding AB and it’s partnerships with British Telecommunications and KPN, CEO of Argnor Wireless Ventures, CEO of SEC and of Tele2 (between 1996 and 1999), Member of the Board of a number of Argnor Wireless Ventures portfolio companies, Non-Executive Member of the Board of Digital Trading Technologies Limited T/A Consumer Data Protection
Education: MSc from Chalmers University of Technology

Eva Lindqvist

Board member, elected in 2018
Born: 1958
Nationality: Swedish citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 2,891 B shares
Committee work: Member of the Audit Committee
Other current assignments: Member of the Board of SWECO AB (publ), Mr Green & Co AB, Kährs Holding AB (publ), Tarsier Studios AB, Bodycote plc and Keller Group plc. Elected Member of the Royal Swedish Academy of Engineering Sciences
Previous assignments: Member of the Board of Directors of Com Hem Holding AB, ASSA ABLOY AB (publ), Alimak Group AB (publ) and Caverion Oy. Senior Vice President of TeliaSonera’s mobile operations, CEO of TeliaSonera International Carrier and senior positions at Ericsson
Education: MSc Engineering Physics, MBA

Cynthia Gordon

Board member, elected in 2016
Born: 1962
Nationality: British citizen
Independence: Independent in relation to the company and management but not in relation to the company’s major shareholders
Holdings in Tele2: 2,000 B shares
Committee work: –
Other current assignments:
Chairman of the Board of Global Fashion Group, Member of the Boards of Bima Milvik, Bayport, Josen Partners and Partan Limited
Previous assignments: Member of the Board of Directors at Kinnevik AB (publ), Executive Vice President and CEO of the Africa Division at Millicom International Cellular, CCO Group of Ooredoo, Vice President of Partnerships & Emerging Markets of Orange, CCO of MTS, Vice President Business Marketing of Orange
Education: BA in Business Studies from Brighton University

Tele2 – Corporate Governance Report 2018 6 (16)

Lars-Åke Norling

Board member, elected in 2018
Born: 1968
Nationality: Swedish citizen
Independence: Independent in relation to the company and management but not in relation to the company’s major shareholders
Holdings in Tele2: –
Committee work: Member of the Remuneration Committee and Member of the Audit Committee
Other current assignments: Investment Director at Kinnevik AB (publ) with responsibility for the TMT sector, Board Director of Millicom
Previous assignments: CEO of dtac, CEO of digi, Executive vice president of Developed Asia at Telenor, CEO of Telenor Sweden, CTO/COO of Bredbandsbolaget
Education: MSc in Engineering Physics from Uppsala University, MSc in Systems Engineering from Case Western Reserve University, MBA from University of Gothenburg

Carla Smits-Nusteling

Board member, elected in 2013
Born: 1966
Nationality: Dutch citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 1,687 B shares
Committee work: Chairman of the Audit Committee
Other current assignments: Member of the Board of Directors of Nokia Oyj, Non-Executive Director at ASML, Member of the management board of the Foundation Unilever NV Trust Office and Lay judge of the Enterprise Court of the Amsterdam Court of Appeal
Previous assignments: CFO of Koninklijke KPN N.V.
Education: M.Sc. Business Economics from Erasmus University, Rotterdam and Executive Master of Finance & Control from Vrije Universiteit Amsterdam

Eamonn O’Hare

Board member, elected in 2015
Born: 1963
Nationality: Irish and British citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: –
Committee work: –
Other current assignments: Founder, Chairman and CEO of Zegona Communications and a Non-Executive Board Director of Dialog Semiconductor
Previous assignments: CFO and Board Director of Virgin Media Inc, CFO United Kingdom of Tesco plc
Education: B.Sc. Aeronautical Engineering, from Queen’s University, Belfast, and MBA from London Business School

Tele2 – Corporate Governance Report 2018 7 (16)

The Board’s responsibility and work procedures
The Board’s work procedures are established every year and govern the organisation of the Board’s duties and its meetings, as well as written instructions for the Board’s work and evaluation of its performance. Furthermore, the Board has issued “Instructions to the Managing Director” to the President and Group CEO regarding his responsibilities towards the Board, and to establish his authority to execute the company’s management, including any limitations thereto.

The Board:
●	Approves budgets, business plans, financial reports, investment and employment of senior executives and their remuneration,
●	Makes decisions regarding acquisitions and disposal of business interests,
●	Monitors the CEO’s work and the company’s performance, and
●
Evaluates the quality of the company’s internal control functions, risk management and financial reports, and communicates with the company’s auditors directly and through regular reports from the Audit Committee and the company’s CFO.

In order to carry out its work more effectively, the Board has appointed members for a Remuneration Committee and an Audit Committee with special tasks. These Committees are the Board’s preparatory bodies and do not reduce the Board’s overall and joint responsibility for the handling of the company and the decisions made.
Furthermore, where needed, the Board appoints members to form preparatory working groups on topics of special interest, such as a capital structure committee working with questions on dividends and capital structure.

The Board’s work in 2018
During the 2018 financial year, the Board convened seven (7) times at locations in Europe. In addition, six (6) per capsulam meetings and eight (8) telephone conference meetings were held.
Below is a summary of the main topics handled by the Board during 2018:
●	Appointment of the new CEO and approval of management appointments after closure of the merger,
●	Review and approval of financial reports,
●	Review and follow-up of internal controls, risk management and corporate governance,
●	Treasury matters, revised capital structure, shareholder remuneration policy for the new combined company and financing matters in relation to the Com hem merger,
●	Corporate responsibility matters, including data privacy, corruption risks and ethical business practices,
●	Human resources matters, including talent management, succession planning (including CEO) and remuneration guidelines,
●	Strategy review, including review of growth opportunities, product portfolio, business model challenges and marketing strategies,
●
Several matters regarding acquisition and divestment opportunities, including the statutory merger between Tele2 and Com Hem Holding AB, the agreement between Tele2 and Deutsche Telekom to combine Tele2 Netherlands and T-Mobile Netherlands, and the notice to exercise the put option in Kazakhstan,

●	Review and approve the budget for 2019 and review the strategic plan for 2019–21,
●	Evaluation of the Board and evaluation of the CEO,
●	Auditors’ reports,
●	Frequency acquisitions.

Attendance of Board members
Name	Board meetings	Audit Committee	Remuneration Committee	Comments
Number of meetings, including telephone and per capsulam meetings	21	8	5
Georgi Ganev	19/21	6/6	5/5	– Elected Chairman of the Board at the AGM 2018 and ordinary member of the Audit Committee – Did not participate in two Board meetings due to possible conflict of interest
Sofia Arhall Bergendorff	21/21	–	–
Andrew Barron	3/3	–	1/1
Elected new Board member at the EGM 2018 and ordinary member of the Remuneration Committee with effect once the merger between Tele2 and Com Hem has been registered with the Swedish Companies Registration Office

Anders Björkman	20/21	–	5/5
Cynthia Gordon	19/21	7/7	–
– Ordinary member of the Audit Committee until the merger between Tele2 and Com Hem was registered with the Swedish Companies Registration Office.
– Did not participate in two Board meetings due to possible conflict of interest

Eva Lindqvist	3/3	1/1	–
Elected new Board member at the EGM 2018 and ordinary member of the Audit Committee with effect once the merger between Tele2 and Com Hem has been registered with the Swedish Companies Registration Office

Lars-Åke Norling	7/7	2/2	1/1	Elected new Board member at the EGM 2018 and ordinary member of the Audit Committee
Eamonn O’Hare	18/21	–	–
Carla Smits-Nusteling	21/21	8/8	–
Mike Parton	7/7	2/2	2/2	Left the Board at the AGM 2018
Irina Hemmers	7/7	2/2	–	Left the Board at the AGM 2018

The Board members are all compensated for their Board work in accordance with the resolution passed at the AGM. Details of compensation are shown in the table “Remuneration to the Board during 2018” on the following page. In addition, Board members are reimbursed traveling expenses for Board work, according to submitted receipts. There is no outstanding share or share price related incentive program for the Board.

Tele2 – Corporate Governance Report 2018 8 (16)

Remuneration to the Board
	Fees to the Board		Fees to the Committees		Total Fees
SEK	2018	2017	2018	2017	2018	2017
Georgi Ganev	1,575,000	575,000	200,000	90,000	1,775,000	665,000
Andrew Barron	287,500	–	22,500	–	310,000	–
Sofia Arhall Bergendorff	575,000	575,000	–	–	575,000	575,000
Anders Björkman	575,000	575,000	45,000	45,000	620,000	620,000
Cynthia Gordon	575,000	575,000	55,000	110,000	630,000	685,000
Irina Hemmers	–	575,000	–	110,000	–	685,000
Eva Lindqvist	287,500	–	55,000	–	342,500	–
Lars-Åke Norling	359,375	–	96,875	–	456,250	–
Eamonn O’Hare	575,000	575,000	–	–	575,000	575,000
Mike Parton	–	1,575,000	–	155,000	–	1,730,000
Carla Smits-Nusteling	575,000	575,000	220,000	220,000	795,000	795,000
Total fee to board members	5,384,375	5,600,000	694,375	730,000	6,078,750	6,330,000

Evaluation of the Board
The Chairman of the Board ensures that an annual self-assessment of the Board’s work is performed, where the Board members are given the opportunity to share their views on working methods, Board material, their own and other Board members’ work, as well as the scope of their assignment.
The Board also receives reports from the Audit and Remuneration Committees and evaluates their work.
The evaluation is presented to the Nomination Committee.

Audit Committee
The Audit Committee has the primary task of assisting the Board in its supervision and review of the internal and external audit processes, and reviewing and ensuring the quality of the company’s external financial reporting. Furthermore, the Audit Committee supervises the internal control functions of the company.
When performing its work, the Audit Committee is guided by a written charter and instructions that the Board has determined, as well as the provisions contained in the Code. The Board has delegated the following decision making powers to the Audit Committee:
●	The right to establish procedures for accounting, internal control and auditing,
●	The right to determine the procedure for receiving and managing complaints received by the company with regard to accounting, internal control or audit issues.

At the statutory Board Meeting following the 2018 AGM, the Board appointed Carla Smits-Nusteling as the Chairman of the Audit Committee, Georgi Ganev and Cynthia Gordon as ordinary members. Cynthia Gordon was ordinary member until the merger between Tele2 and ComHem was registered with the Swedish Companies Registration Office. Pursuant to conclusion of the EGM, Lars-Åke Norling was appointed as a new ordinary member of the Audit Committee with immediate effect and Eva Lindqvist was elected new ordinary member of the Audit Committee with effect from registration of the Com Hem merger. With reference to the table “Composition of the Board” on page 4, Tele2 accordingly meets the independence requirements of the Code vis-à-vis the Audit Committee.
The Audit Committee usually meets in connection with Board meetings or the publication of external financial reports. During 2018, the Audit Committee has met formally four (4) times to review, assess and approve the release of the group’s financial results. Additionally, the Committee has met or participated through call four (4) times to discuss the progress of the audit performed in accordance with standards established by the Public Company Accounting Oversight Board (United States) and the conclusion of this audit for the years 2015, 2016 and 2017. The President and Group CEO and the CFO together with the General Counsel, Head of Internal Control, the Head of Financial Reporting, Investor Relations and the company’s external auditors were also present at the meetings, as required. Other management including that of Tax and of Security were also present in part or some of the meetings.
In 2018, the primary matters dealt with by the Audit Committee were the approval of financial reports, capital structure, tax, reports from the external auditor including PCAOB audit, follow-up of internal audits and risk assessments, corporate responsibility and compliance and information regarding significant financial and control projects. The Audit Committee, through its Chairman, also meets with the external auditor independently to exchange views regarding the company’s accounting and control environment. The results of the Audit Committee’s work in the form of observations, recommendations and proposed decisions and measures are reported regularly to the Board of Directors.

Remuneration Committee
The Remuneration Committee’s main work includes presenting recommendations to the Board regarding remuneration and terms of employment for executive management. These recommendations and guidelines regarding remuneration for executive management are also submitted to the President and CEO. The recommendations, including recommendations for long-term incentive programs, are submitted by the Board to the AGM for adoption.
Following their adoption at the AGM, the Board applies the remuneration guidelines.
As previously announced by Tele2 and as described in Tele2’s 2017 Annual Report, the Board of Directors of Tele2 decided to introduce an Integration and Retention Incentive plan, including 10 senior executives in Tele2’s leadership team due to the merger between Tele2 and Com Hem. Payment under the Integration and Retention Incentive plan corresponds to 12 – 24 months base salary per participant paid out in two tranches, (i) at completion of the merger in November 2018, and (ii) one year after the completion of the merger i.e. November 2019.
The President and Group CEO and the former Group CEO of Tele2, have not participated in the Integration and Retention Incentive plan. Instead, the former Group CEO was entitled to an integration incentive award of 18 months base salary which was paid out in full when she left Tele2 in December 2018.

Tele2 – Corporate Governance Report 2018 9 (16)

The President and Group CEO was entitled to a similar integration incentive bonus of SEK 8.5 million, and did also receive SEK 8.1 million in cash compensation from early vesting of Com Hem Holding’s long-term incentive plans at closing of the merger in line with the Plan Rules and as decided by the Com Hem Board of Directors which has been paid out in full by Tele2 when assuming Com Hem Holding AB in November 2018. Furthermore, the Tele2 Board of Directors have decided to introduce an Incentive Award to the President and Group CEO corresponding to up to 24 months base salary, with payment in three tranches in November 2019–2021. The Incentive Award is conditional upon that the President and Group CEO being continuously employed as the managing director of Tele2 and that Tele2 achieves established objectives in relation to synergy execution. In addition, the Incentive Award to the President and Group CEO include an extra incentive, which entitles him to 12 months base salary in November 2021 in case of exceptional performance of the Tele2 share.
The following deviations have been made to the remuneration guidelines for senior executives in 2018: the Integration and Retention Incentive plan for the senior executives and the incentive awards to the former Group CEO and the President and Group CEO have led to variable remunerations exceeding 100 percent of their respective fixed salary for 2018. The Integration and Retention Incentive plan for the senior executives and the Incentive Award to the President and Group CEO can also lead to variable remunerations exceeding 100 percent of their respective fixed salary for 2019, and, applicable only to the Incentive Award to the President and Group CEO, 2020 and 2021. The Board of Director’s reasons for introducing these integration and retention incentives were to incentivize a successful integration of Com Hem and achievement of synergy execution targets for the combined company post-closing and ensure retention among key employees.
When performing its work, the Remuneration Committee is guided by a written charter and instructions that the Board has determined.
The Board appoints the members and the Chairman of the Remuneration Committee. At the statutory Board meeting following the AGM, Georgi Ganev was appointed Chairman of the Remuneration Committee and Anders Björkman was appointed member of the Committee. Lars-Åke Norling and Andrew Barron were appointed member of the Committee later in 2018.
During 2018, the Remuneration Committee held five (5) meetings.
Refer to Note 33 in the Annual Report 2018 for information regarding remuneration to senior executives.

Executive Leadership Team
Anders Nilsson was appointed by the Board as President and CEO, Tele2 Group effective as of November 5, 2018. Anders Nilsson, born in 1967, was previously CEO of Com Hem Holding AB. He has extensive experience of Scandinavian and international media, communications and digital services markets, developed over a 25-year career in senior leadership positions at Modern Times Group AB and Millicom International Cellular AB.
Anders Nilsson holds 220,839 Tele2 Class B shares, and 100,000 rights (2018 – Allocated share rights at grant date, before compensation for dividend and share issue.)
During 2018, numerous Leadership Team meetings were held. They focused on the company’s strategic and operational development and follow-up on financial performance. Besides, key risks, key market developments and internal projects were also evaluated at the Leadership Team meetings. Other personnel and external consultants participated in these meetings, as required.

For further information on members of the company’s management, please visit the corporate website, www.tele2.com.

Long-term incentive program (LTI)
Tele2 has 3 ongoing incentive programs. For information concerning the long-term incentive programs, the LTI program 2016, the LTI program 2017 and the LTI program 2018, see Note 33 in the Annual Report 2018 and the corporate website, www.tele2.com.

Auditor
At the AGM 2018, the audit firm Deloitte AB, Sweden, was elected external auditor until the AGM 2019 in compliance with the proposal from the Nomination Committee. Pontus Pålsson is the auditor in charge. He is an authorized public accountant and partner at Deloitte responsible for audit quality in Deloitte’s Nordic organization. In addition to his assignment at Tele2 he is, amongst others, part of the audit teams for Atlas Copco and Boliden.
During 2018, Deloitte performed services for Tele2 besides the ordinary audit assignments, for example with regard to comfort letters. All non-audit services performed by the auditor are approved by the Audit Committee.
Refer to Note 34 in the Annual Report 2018 for information regarding fee to the auditors.

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The Tele2 Leadership Team

Tele2 – Corporate Governance Report 2018 11 (16)

RISK MANAGEMENT AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
Tele2 works proactively to identify and monitor the most significant risks through an enterprise risk management process, in relation to strategy, financial reporting and operations. The purpose of this process is to minimize surprises, improve decision making in order for Tele2 to achieve its strategic, financial, compliance and operational objectives and actively work to reduce the impact and likelihood of identified risks.
The section begins with a description of the Strategic Risk Management process. This is followed by a section that describes the process of Internal Controls over Financial Reporting. The process related to risk management for financial reporting and other operational risks is elaborated in the sub-section ‘Risk Assessment’.

Strategic Risk Management
Risks which could threaten Tele2’s ability to achieve its strategic objectives are assessed by the Leadership Team (LT). These risks could relate to our strategic initiatives, financial targets or the overall vision & mission, but they could also relate to other risks in the Risk Universe on Page 13 considered to have a potential material effect on the group’s strategic objectives.
The strategic risk management process begins with identification of risk areas. Each of these risk areas are then assigned to a risk owner (an individual LT member) who is responsible for breaking down the risk into quantifiable risk scenarios, for which potential impact and likelihood is then calculated. The risk owners are also responsible for identifying actions to mitigate the risks, where possible and to monitor and report any development to the rest of the LT.

The Strategic Risk Management Process

The strategic risks are also reported and discussed quarterly by the Audit Committee and/or the full Board of Directors. During 2018, the Audit Committee has also had separate sections in their meetings dedicated to certain risks identified (including M&A topics such as the merger of Tele2 and Com Hem and the merger of Tele2 Netherlands with T-Mobile NL, regulations such as GDPR, spectrum availability and auctions, partnerships and joint ventures) in order to get a better understanding of the risks and related actions. During 2018, the full Board also had dedicated sessions relating to the statutory merger between Tele2 and Com Hem, the merger of Tele2 Netherlands with T-Mobile NL and the put option in Tele2 Kazakhstan.
For an elaboration of the strategic risks, please refer to the section Risks and Uncertainty Factors in the Administration Report of the Annual Report 2018.

Internal Controls over Financial Reporting
The internal controls over Tele2’s financial reporting aims to provide reasonable assurance of the reliability of internal and external financial reporting, and to ensure that external financial reporting is prepared in accordance with legislation, applicable accounting standards and other requirements for listed companies.
Tele2’s system for internal controls and risk management is based on the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, also referred to as “the COSO model”. This section reproduces the key elements of Tele2’s application of this model and how it assists the Board and the Leadership Team in providing assurance over the financial reporting as well as operational, compliance and strategic objectives.

Tele2 Pillars of Internal Control

Control environment
The Board of Directors bears overall responsibility for internal controls related to financial reporting. As a result, the Board has established a written work plan, “Work and delegation procedures for the Board of Directors of Tele2 AB”, that clarifies its responsibilities and regulates the Board’s and its committees’ internal distribution of work. Furthermore, the Board has appointed an Audit Committee with a written charter, the primary task of which is to ensure that established principles for financial reporting and internal controls are adhered to and that appropriate relations are maintained with the company’s auditors. Results of internal and external audits, which are reported to the Audit Committee, as well as management’s reporting on risks and incidents forms the basis for the Board’s evaluation of the internal controls over financial reporting.

Responsibilities for maintaining Internal Control over
Financial Reporting
Local management – 1st line of defence
The responsibility for maintaining an effective control environment and ongoing work on internal controls has been assigned to the President and Group CEO and documented in the “Instructions to the Managing Director of Tele2 AB”. The President and Group CEO has, in turn, allocated responsibility for maintaining internal controls to the respective line managers. Heads and CEOs of local operations are therefore responsible for ensuring internal controls over all COSO related objectives pertaining to their respective markets, with their local finance organisations having the specific responsibilities for ensuring correct and timely financial reporting.

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Centralized Functions – 2nd line of defence
A number of centralized functions are responsible for promoting internal controls in separately defined areas. This is done by issuing group wide policies (including the group wide Code of Conduct), procedures, Financial Manuals etc. and following up on related issues. Among these functions, the central finance organisation (including Financial Reporting, Planning and Control, Accounting, Tax, Treasury and Investor Relations) plays a particularly important role in ensuring correct and timely financial reporting. Other central departments vital to maintaining a sound control environment are for example Legal and Regulatory, Security, Purchasing, Corporate Responsibility and People & Change (HR).

Internal Control – 3rd line of defence
Independently of area of responsibility, be it geographic or corporate, Internal Control (Tele2’s internal audit function) is responsible for evaluating the operations of the company to identify any shortcomings in internal controls over financial reporting as well as in other areas. Significant findings are reported to the Board of Directors through the Audit Committee.

Internal Control Responsibilities

Control environment, Tele2 values and the Tele2 Code of Conduct
The overall control environment in Tele2 (including that over its financial reporting) is much influenced by our common values which are reflected in all parts of our business, from trainings for new employees to developing corporate strategy. There are also control activities in place to ensure that the values are, not only known by employees and managers, but also that we act in accordance with them, i.e. that we “walk the talk”. All employees are evaluated against these common values and managers are required to conduct training on “The Tele2 Way” in order to discuss and gain greater insight into the company’s values and practices.
Another key aspect of the overall control environment is the Executive Management’s enforcement of the Tele2 Code of Conduct and, as part of this, the four-eyes principle, which means that important decisions and contracts signed on behalf of Tele2 should always be made by at least two persons. The Code of Conduct is signed by all employees upon joining Tele2 and then reconfirmed annually. All employees are accountable for compliance with the code of conduct.
When entering into a contractual arrangement with Tele2, suppliers and other business partners also need to give their assurance regarding compliance with Tele2’s standards by signing Tele2’s Business Partner Code of Conduct.
The Code of Conduct is available on the company’s intranet and on Tele2’s corporate website www.tele2.com.

Risk assessment
Tele2’s operational risk management is integrated into the financial reporting and operational processes to ensure accountability, effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements.
First and second “line of defence” is inherently responsible for the risk identification and risk mitigation related to their respective market or corporate area for financial reporting and other operational processes. On top of this, Internal Control performs an independent risk assessment for each market and function (including financial reporting) which forms the basis for the annual internal audit plan. This risk assessment considers the fact that there is risk both from how we operate and from where we operate, as illustrated in the Risk Universe below. Other inputs to this risk assessment and the internal audit plan include results of prior audits, known incidents and reporting issues, external risk benchmarks and external assessments of countries’ general corruption levels etc. The internal audit plan is reviewed and approved by the Board through the Audit Committee.

Tele2 Risk Universe

Information and communication
Corporate policies and procedures are available for employees on the company’s intranet or directly through the relevant central function. Manuals and guidelines of significance to financial reporting are regularly updated and continuously communicated to the employees concerned.
Monthly closings follow a pre-defined process and are preceded by monthly telephone meetings with all senior finance managers. Feedback is also provided to the reporting subsidiaries regarding their financial reporting processes.
The company management reports regularly to the Audit Committee and the Board according to established procedures.

IT General Controls
Controls such as IT and access security, change management and monitoring of systems performance and interfaces for IT systems supporting the financial reporting are of high importance for the internal controls over financial reporting. Requirements related to these areas are described in policies and standards. Compliance to these requirements are followed up on a continuous basis.

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Control activities
The line managements in the markets bear the responsibility for the implementation of control activities in compliance with central policies and governance documents (including the Financial Manual), as well as for managing any further risks that they may identify. This includes controls in the financial reporting processes as well as controls in other processes which could be expected to impact financial reporting. These controls comprise a mix of detailed controls at transaction level and analyses based on aggregated data.
In conjunction with monthly consolidation and reporting to management, Financial Reporting also performs a review of the figures reported. Furthermore, the company applies a self-certification process in relation to the annual accounts, whereby the CEOs and financial managers of subsidiaries certify that they have not withheld information of importance in the financial statements and have complied with applicable legislation, accounting policies and Tele2’s internal guidelines.
The Audit Committee reviews every interim and annual report prior to publication. The company’s financial reporting procedures are also evaluated regularly.

Monitoring
Monitoring means ensuring that the control activities described and referred to in the previous section are appropriate and performed as intended. This follow-up is performed at various levels within the company.

Follow-up within line organisation in the markets
The line managers in the markets follow up on controls in their respective areas with the help of their own staff.

Follow-up assisted by centralized functions
In addition to the follow-up performed by line organisations in the markets, the centralized functions are responsible for follow-up in their respective areas, including compliance with the company’s policies and governance documents. Where needed, this is performed through reviews with the help of experts in the respective areas (for example, the Security organisation identifies risk of fraud and the procurement organisation together with the Legal department follows up on the application of Tele2’s Code of Conduct for business partners. Also, matters related to financial reporting and instructions in the Financial Manual are clarified through regular interactions between finance teams of countries and Financial Reporting).

Follow-up assisted by Internal Control
Independently of line responsibilities and without any limitation by area of responsibility, Internal Control follows up compliance with Tele2’s rules and control activities through the performance of internal audits and other activities. The internal audits naturally also take into account the risk of errors in the financial reporting and are intended to ensure compliance with the Financial Manual, particularly when reviewing the account closing process.
Significant risks and issues noted by Internal Control are communicated to both the Audit Committee and to the relevant corporate functions for the purpose of not only correcting errors, but also enhancing or clarifying policies and other governance documents, and thereby reducing the risk of future errors. During 2018, around 560 man days of internal audit were performed.

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Stockholm March 29, 2019

Georgi Ganev
Chairman

Andrew Barron	Sofia Arhall Bergendorff	Anders Björkman

Cynthia Gordon	Eva Lindqvist	Lars-Åke Norling

Eamonn O’Hare	Carla Smits-Nusteling	Anders Nilsson President and CEO, Tele2 Group

Auditor’s report on the Corporate Governance Statement

To the general meeting of the shareholders in Tele2 AB (publ) corporate identity number 556410-8917

Engagement and responsibility
It is the board of directors who is responsible for the corporate governance statement for the financial year 2018 and that it has been prepared in accordance with the Annual Accounts Act.

The scope of the audit
Our examination has been conducted in accordance with FAR’s auditing standard RevU 16 The auditor’s examination of the corporate governance statement. This means that our examination of the corporate governance statement is different and substantially less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards in Sweden. We believe that the examination has provided us with sufficient basis for our opinions.

Opinions
A corporate governance statement has been prepared. Disclosures in accordance with chapter 6 section 6 the second paragraph points 2–6 the Annual Accounts Act and chapter 7 section 31 the second paragraph the same law are consistent with the annual accounts and the consolidated accounts and are in accordance with the Annual Accounts Act.

Stockholm, March 30, 2019

Deloitte AB

Pontus Pålsson
Authorized Public Accountant

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Welcome to the Tele2 Sustainability Report 2018

At Tele2 we have always had a strong desire to run our operations efficiently and responsibly. We have also been keen to share the results of this tradition with our stakeholders and have published our sustainability reports since 2010. Of course, this reporting has evolved over the years – we became a more focused Responsible Challenger through our corporate strategy, and our stakeholders’ needs to be informed on sustainability also became more defined.
Currently, we report by providing information on three main aspects. First, we inform you what our approach is to sustainability. Second, we explain what actions we have taken in 2018, in general and within the areas we focus on. And finally, we present our concrete results within a set of key performance indicators – our so called GRI Report.
This year has been very eventful from a sustainability perspective. We sharpened our strategy and achieved better results with clear Environmental, Social and Governance (ESG) targets for the company. Furthermore, the Tele2 organization changed significantly when we merged with the fixed network operator Com Hem in Sweden and merged our Dutch operation into a joint-venture with T-Mobile in the Netherlands. This of course has implications for our sustainability work as well.
We have carefully gathered all the information we believe is most relevant to our stakeholders in this Sustainability Report. We hope you find it useful to get a picture of our corporate citizenship.

CONTENTS

Welcome to the Tele2 Sustainability Report 2018	2
The Tele2 approach to sustainability	3
What we did in 2018	4
Sustainability information	8
Introduction	9
Disclosure of management approach	10
GRI content index	12
Auditor statement	21
Contacts	22

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The Tele2 approach to Sustainability

Over the last years, we have set out to distinguish ourselves from our competitors by being a Responsible Challenger. This means that we live and breathe sustainability in our daily operations, to ensure we run an efficient business. It is an approach based on business reasons, rather than charity. This has the enormous advantage that we can bring additional value to our shareholders, customers, employees and the world in which we operate, and that we can keep doing this in the long run, with continuous improvement, because what we invest in sustainability delivers in returns.
Because of this, sustainability is present across our organization. The Board of Directors is involved with the sustainability strategy and target setting, and members of the Leadership Team take responsibility for the execution. Business units in the organization carry out the strategy and work towards the targets that they are given, while a dedicated team is responsible for preparing strategies, coordinating the work on sustainability, interacting with internal and external stakeholders and doing the reporting.
To make sure that our time and resources are efficiently spent, we have previously identified five focus areas which we consider to be the most material to our operations:

●	Ethics & Compliance
●	Privacy & Data Protection
●	Diversity & Inclusion
●	Environment
●	Child Protection

Within each of these focus areas, we strive to bring continuous improvement to our operations every year. In the next chapter you can read how we did that in 2018. If you are interested in reading more about our focus areas, please see the sustainability section on Tele2.com.

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What we did in 2018

Refining our sustainability strategy
Tele2’s sustainability work is governed by our sustainability strategy. In this strategy we set out a detailed plan of action to achieve our goals. The sustainability strategy is reviewed and approved by the Tele2 Board of Directors, as part of the overall corporate strategy decision making process. In 2018 a new strategy was adopted. We did not make fundamental changes and kept the direction we have chosen previously because it is working well, but at the same time we made some critical improvements to further strengthen our results.

Increased focus
As part of our quest to achieve better results we wanted to improve the focus on the areas we think are most material. Previously we considered those areas to be of different importance. Privacy & Integrity and Ethics & Compliance were tier one focus areas, while Environment, Child Protection and Diversity & Inclusion were tier two. We saw that the overall importance of sustainability and these focus areas for our business increased, but also that the difference between the two tiers was disappearing. All focus areas hold important opportunities for our business, and we want to recognize them as such. Therefore, we have put these focus areas on equal footing.
Furthermore, we have developed goals, which we communicate on the sustainability section of the Tele2.com website, and ESG targets for each of the focus areas. This is the first time we commit ourselves to measurable targets for sustainability. We strongly believe this will help our organization to better focus on factors that matter and create the value we are looking with our sustainability work. In the table below, all targets and their achievement are provided.

ESG Target	Achieved
Ethics & Compliance
Update the text of the Code of Conduct and the Business Partner Code of Conduct to ensure that they are fit for purpose	Full
Set-up and agree on a process for how to identify and act in case of non-compliance with (Business Partner) Code of Conduct	Full
Perform an internal audit to see if Tele2 meets the standards of its own Code of Conduct	Partial
Publish more relevant data for ESG investors (e.g. whistle blower data, legal intercept requests)	Full
Kazakhstan: finish anti-corruption trainings for all employees and have all the necessary BP Code of Conducts signed	Full
Child Protection
Run a pilot on parental control mechanism filtering adult content	No
Develop and publish tools for parents to prevent online sexual abuse of their children	Partial
Have one outreach activity per year by each local operation, addressing their most pressing issue in the context of protecting children in a connected world	Full
Privacy & Integrity
Finish the Group GDPR implementation project	Full
Online privacy training to all employees, ahead of the GDPR entering into force (May 2018)	Partial
Publish on Tele2.com how we deal with retaining and processing customer data	Full
Perform a stress test for cyber-attacks and undergo a third-party cyber security verification, and report the outcomes on Tele2.com	Full
Reduce the number of data leak incidents to less than 30 across all operations	Full
Environment
Make an analysis of what it would take for Tele2 to reach the goals of the Paris agreement	Full
Investigate the possibilities to become a CO2 neutral operator by 2019	Full
Make our networks more energy efficient by actively participating in the SooGreen project	Full
Showcase at least two IoT solutions on Tele2.com that have a positive impact on the environment	Full
Diversity & Inclusion
Ensure new hiring process (from Q2) supports having a diverse and credible candidate on recruitment short lists	Partial
Develop training for managers on value of diversity, unconscious bias and how to build and encourage an inclusive culture	No
RemCo to review the introduction of CR component for Group Leadership Team short term incentive program	Full
Utilize new HR system to report diversity statistics to review progress on a quarterly basis	Full
Have at least one outreach activity per year by each local operation, in the context of diversity and inclusion	Partial

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Importantly, to ensure their wide support across the organization, these targets were included in the short-term incentive program for the Tele2 Leadership Team, meaning that their variable pay is dependent on the achievement of these ESG targets. We will develop new targets for 2019 and continue to include them in the Tele2 bonus programs for executives.

Better coordination
To complement the increased efforts made within the focus areas, we decided to make sure that our internal governance of sustainability was improved as well. Within Tele2, a central team is responsible for the day-to-day work on sustainability: the development of the strategy, the coordination between various functions in Tele2 working with sustainability, interaction with stakeholders and the reporting.
In addition, each focus area is now owned by one member of the Leadership Team. And at country level, each operation now also has a single point of contact assigned, who is responsible for sustainability. This creates a clear framework for coordination in the countries of operation.

Benchmark for success
Tracking progress of our self-defined targets is one way to measure success, but we want to reach further. In order to make sure our strategy and efforts stay focused on adding the value that our stakeholders want, we take in external views of our performance as well. We measure sustainability commitment with our employees, we talk to our investors and we listen to the feedback customers give us.
A concrete way to measure our performance is to look at reports that are made by ESG analysts for external ratings. We have selected a mix of ratings in which we participate to see whether the progress we think we are making also reflects to the outside world. In 2018, we measured using the following benchmarks:

●	MSCI ESG Rating
●	Sustainalytics ESG Ratings Report
●	FTSE Russell ESG Rating
●	ISS-oekom Corporate Rating
●	Equileap Gender Equality Global Report & Ranking

We are happy to see that we have managed to achieve significant increases in our performance in all benchmarks, putting us ahead of the curve in most of them. In the MSCI ESG Rating (AAA) and Equileap Ranking (6th place Global) we are performing particularly well, even compared to the biggest companies. At Tele2, we always aim to punch above our weight and this year for sustainability we have succeeded like no year before.
Frankly, this has made us hungry for more, so we do not plan on sitting still. Each year we evaluate to see in which benchmarks we should participate, based on the current materiality of ESG subjects. For example, if we see an increased need for coverage of Environmental results, we will consider engaging with specific relevant benchmarks and reporting initiatives for that area.

Contributing to a better world for children
Tele2 is a founding partner of Reach for Change, an initiative that supports local social entrepreneurs who have a solution that improves the life of children and youth. Throughout the year, we provide them with resources that help them succeed. Information on our partnership, specific projects and the outcomes can be found on our webpage.

Activities per focus area
Ethics & Compliance
During 2018, we worked with a renowned consultancy firm to understand how we can assess our own compliance with the Code of Conduct and act in case of non-compliance. We have established which KPIs are relevant for our company to measure, in relation to prevention, detection and response to non-compliance, and we have connected those to data sources available within Tele2. This gives us the opportunity to very narrowly respond to issues regarding compliance. Based on these findings, we have already started making changes to policies, the way we communicate internally and externally on this topic, and we are refining procedures.
The consultancy firm conducted an anonymous internal survey to measure the current perceptions of employees about the quality of the integrity culture within Tele2. Eight cultural dimensions were distinguished, indicating to what extent the organizational culture within Tele2 stimulates employees to live up to the Code of Conduct:

Category	Dimension	Category	Dimension
Prevention	Clarity	Detection	Openness
To Discuss
Dilemmas
	Role Modelling		Transparency
	Support of	Response	Comfort
	Employees		To Report
Misconduct
	Enabling		Enforcement
Environment

To measure the cultural dimensions, respondents indicated to what extent they agreed with different statements on a five-point scale (from ‘strongly disagree’ to ‘strongly agree’). The dimensions were rated by calculating the percentage of positive responses (agree and strongly agree). The average rating of the eight cultural dimensions within Tele2 was 88%. Of all cultural dimensions, Role modelling received the highest ratings (93%), meaning that 93% of the respondents indicate that role modelling is embedded in the culture of Tele2. This is followed by Support of employees (92%) and Openness to discuss dilemmas (89%). Respondents within Tele2 are least positive about Transparency (84%).

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In a benchmark of 40 companies deemed relevant for Tele2, across various industries and various size, the results of Tele2 are on average 15% higher than the external benchmark and the Tele2 results are higher across all cultural dimensions. On a cultural dimension level, the largest spread is on Transparency with 21% difference.

During the year, we have also reviewed and updated key policies. The Code of Conduct and our Business Partner Code of Conduct (the Codes) have been adjusted to reflect our current operations, to meet the requirements of this time and to be easier to understand for all employees and business partners.
Furthermore, we have started work on a more elaborate Anti-Corruption Policy. This policy is a companion to the Code of Conduct and gives deeper guidance on key aspects of ethics and compliance, such as bribery and conflict of interest. The policy provides employees with hands-on information on how to deal with common situations, for example business courtesy (allowed under conditions) and facilitation payments (never allowed).
Finally, Tele2 has performed an internal audit on the whistleblowing process with the assistance of an external auditing firm. Based on those results and a review process that was started already prior to the audit, the Whistleblowing Policy has been redrafted. The new policy explicitly states what protection whistleblowers receive and under which circumstances, protects their identities and lays out which procedures are followed during and after an investigation.
Both the new Anti-Corruption Policy and the Whistleblowing Policy are planned to be adopted during Spring 2019 and will both be accompanied by a Q&A that explains the contents of the policies in easy to understand terms.

Privacy & Data Protection
With the GDPR entering into force in May, all hands were on deck to ensure all Tele2 operations followed the regulation timely. We made organizational changes and assigned Data Protection Officers in all the operating countries. Furthermore, we strengthened data processing policies, gave customers more control over their personal data and increased security measures by designing our services with privacy in mind. We have also introduced an easy-to-understand Q&A for customers and other stakeholders, available on Tele2.com.
Once the measures to make our organization GDPR-ready were implemented, we performed an internal audit with the support of an external auditing firm on each of the operating countries, to test the robustness of their privacy and data protection approach. No material breaches with the regulation were discovered, and minor improvements were put in place by all operations by October.
Employees of course play a crucial role in ensuring we protect the privacy and integrity of our customers, and that is why we want our employees to be engaged with the subject. By making them both understand the importance of privacy and the rules that we apply to processing personal data, we create an environment in which customer privacy can thrive. Through five separate online modules, our employees were able to learn about the key aspects of privacy and the processing of personal data. The modules were deployed before the GDPR entered into force and are now offered on a continuous basis to all new employees that join Tele2. These modules complement a video training that is mandatory for all employees.

Diversity & Inclusion
Tele2 prides itself in having a tradition of a strong, diverse and inclusive culture. We strive for a workforce that reflects our customers in all diversity parameters including age, gender, disability, race, national or ethnic origin, religion, language, marital or civil partnership status, political beliefs and sexual orientation. The Code of Conduct and the Diversity Policy are our basis for maintaining a high standard of diversity.
With the implementation of a new administration system, we have a better picture of the composition of our workforce across all our operations during the year. Building on this platform, we now report statistics to the Leadership Team that inform them on diversity within the company on a quarterly basis.
We are honored that our efforts to be a diverse organization have been recognized with the 6th spot in the Equileap Gender

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Equality Global Report & Ranking. At the same time, we need to remain humble and acknowledge that there is still a lot to improve. Therefore, we have set a concrete goal for ourselves: we want to be close to a 50/50 gender distribution, and we want to do that by 2021. We have started several activities focusing on our external recruitment processes and talent management, and we have a plan for several additional initiatives during 2019. Of course, gender is not the only aspect we include in our diversity approach, so we will keep improving other diversity aspects during the coming years as well.

Environment
During 2018 we have increased the priority of this focus area to be on par with all other areas. This is a clear indication that we recognize the value of ensuring our operations are delivering what the environment needs. That works two ways: reduce our own environmental impact and make communications services that help others to reduce their footprint or have a positive impact on the environment.
To reduce our own environmental impact, we needed to first establish a path forward. We have been reporting on our CO2-equivalent emissions for several years, so that is a good basis to work with. We also knew already that most of our emissions are indirect and are due to the energy usage in our networks, specifically in our base stations. Therefore, we decided to analyze if and how we can reach the goals of the Paris climate agreement. In parallel we researched how we can become CO2 neutral by 2019.
Based on our findings, we went ahead and took concrete measures already in 2018. We invested in two sustainable energy projects in India that are certified to contribute to the UN Sustainable Development Goals – the production of big solar power plant in Rajasthan and a number of new wind turbines in Karnataka and Tamil Nadu. Additionally, we have purchased 60 GWh hydro energy to be applied towards our share in the joint-ventures that operate our networks, and we compensated the CO2 for all our travels. Our total emissions measured in CO2-eq decreased by 18% in 2018, coming from an 8% increase in 2017.
At the same time, we keep working on ways to make our networks more efficient. Because of spectacular rise in the consumption of mobile data, our networks consume more energy to cater to this demand. Nonetheless, we managed to limit the increase in electricity usage this year to 2% (compared a 12% increase the year before). This is in part due to the SooGreen project we participated in, which aimed to develop power saving technology and was finalized with great success in November 2018. The implementation of the technology developed in the project in our Swedish network joint-venture already leads to significant reductions in energy usage. It does so by putting active equipment in a stand-by mode if not used, without compromising network availability. A next project, AI4Green, has already been started. This is another project with various participants across the mobile network value chain, this time aiming to optimize network consumption through Artificial Intelligence.
Last but not least, Tele2 drives efforts to reduce e-waste. Customers can leave retired phones in our stores to get either a discount, or for example donate the phones’ value to Reach for Change. The old phones are refurbished and given an extended life. Tele2 Sweden pushed these efforts even more during their Christmas campaigns, inviting parents to bring in their old phones and get them refurbished and returned in a fresh packaging – a perfect recycled Christmas gift for their children. Phones that cannot be refurbished enter a recycling process to recover components, in particular those containing rare materials.
  As we gear up to make a stronger than ever commitment to this focus area, these are just the first steps in becoming an even greener operator, and we will continue to set the bar higher for the coming years.

Child Protection
During 2018, Tele2 conducted its second Children and the Internet survey, to further understand children’s online habits and get good input for the company’s Child Protection efforts. The results from the survey show that most children feel safe online and are conscious of certain risks related to the internet. An uncomfortable realisation is that according to the responses, on average, about one child per school class has been approached by an unknown adult asking to meet up in real life.
In Sweden, Tele2 cofounded the Telecom Coalition together with the major local telecom operators and ECPAT, a global network dedicated to fight online child sexual exploitation (OCSE). Tele2 representatives also held lectures on children online behaviour and child protection efforts at schools in Stockholm.
Tele2 continued to block attempts to access web pages that have been classified as containing child sexual abuse material (CSAM), in all countries where Tele2 operates. About half a million attempts were blocked monthly within Tele2’s footprint. Tele2 also continues to run detection software on employees’ computers, to detect CSAM.

Merger with Com Hem, the Dutch joint-venture and divesting Kazakhstan
In 2018, Tele2 was involved in two large transactions. Tele2 Sweden merged with the fixed network operator Com Hem, and Tele2 Netherlands was merged into a joint-venture with T-Mobile Netherlands. Furthermore, we have given notice to exercise our put option in Kazakhstan on December 28, but this will not impact this sustainability report.
The impact of the Dutch transaction is rather practical. Since we are a minority shareholder in the newly formed joint-venture, we will no longer include them in our reporting starting 2019.
For the transaction in Sweden, the anticipated impact is larger. The Com Hem business is now a significant part of Tele2’s operations in Sweden and therefore we need to determine how this will affect sustainability. For the short term, the impact is that we will start including Com Hem in our GRI report from November 5, 2018. At a later stage, we will take more strategic decisions, for example on how to integrate the sustainability work at Com Hem into the bigger Tele2 business.
Following the transactions, our Swedish operation has become relatively more important within the group. This will reflect in our future sustainability efforts as well.

Tele2 – Sustainability Report 2018   7 (23)

SUSTAINABILITY
INFORMATION

Sustainability information
provided by Tele2

Introduction

In line with its obligation following from the Swedish Annual Accounts Act, Tele2 presents the non-financial information contained in this section of this sustainability report.
Tele2 uses the most recent framework developed by the Global Reporting Initiative (GRI): GRI Standards 2016. On the basis of the framework, Tele2 identifies and discloses its significant impacts on the economy, the environment, and society.
The GRI Standards are divided into four series. These series deal with general topics (100 series), economic topics (200 series), environmental topics (300 series) and social topics (400 series). Each series is subdivided in standards, which are used to report information on an organization’s impacts related to economic, environmental, and social topics (e.g. Indirect Economic Impacts, Water, or Employment). These standards contain disclosures (e.g. Disclosure 302-1: Energy consumption within the organization) that lay out the required information to report, and in some cases contain additional instructions for how to compile this information, reporting recommendations and guidance. For more information, please visit the GRI Standards page on the GRI website.
Tele2’s sustainability information is presented in two tables. The first table discloses the management approach to sustainability topics that are considered material. The second table is the so-called GRI Content Index, which either includes or refers to information on the relevant disclosures for Tele2.

External Assurance
For information on external assurance of information referred to from, or included in the GRI Content Index, please see Disclosure 102–56. An auditor statement regarding the sustainability report is included at the end of this report.

Organizational Changes
It was announced on 15 December 2017 that Tele2 and Deutsche Telekom agreed to combine Tele2 Netherlands and T-Mobile Netherlands, pending the necessary regulatory approval. The transaction was cleared by the European Commission on November 27, 2018. The transaction was closed on January 2, 2019.
Furthermore, Tele2 and Com Hem announced on 10 January 2018 that they agreed on the combination of Tele2 and Com Hem through a statutory merger. The merger was approved by the European Commission on 8 October 2018. The transaction was closed on November 5.
Finally, Tele2 gave notice to exercise its put option for Kazakhstan on December 28, 2018.
Please see Disclosure 102-10 regarding the impact of these changes for reporting.

Tele2 – Sustainability Report 2018   9 (23)

Disclosure of management approach

Material topic	Disclosure	Why is this topic material to Tele2	Topic material within Tele2	Topic material outside Tele2
200 Series: Economic
Economic Performance	201-1
Economic performance is identified as a material aspect because Tele2 is a profit driven corporation that needs to make a profit to remain viable. Tele2’s profits in turn contribute to society through payment of wages, taxes and purchases of services and products. This in turn impacts economic activity, government and society and contributes to economic growth. In order to manage impacts related to economic performance, Tele2’s internal audit regularly monitors its payroll and the payment of taxes in countries of operation.

			Yes	Yes
Anti-corruption and Anti-competitive behavior	205-3 206-1
Integrity and ethics are integral parts of Tele2’s values and code of conduct. Therefore efforts to promote fair and ethical business, such as anti-corruption and preventing anti-competitive behavior, are part of its daily operations. Compliance to local laws and regulations ensures investors that Tele2 is a trustworthy business partner.

Tele2 has established a common perspective on group level of how to deal with anticompetitive behavior and anti-corruption. Responsibility lies with the local heads of the legal departments to put it into practice. For example, anti-competitive behavior and anti-corruption are included in the education of new employees, existing managers and selected risk functions (for example procurement). Employees also retake the education annually. Responsibility for conducting relevant training is the duty of each country organization. Tele2 Kazakhstan employees take a specifically developed anti-corruption training.

In order to manage impacts, compliance with local laws and regulations is a responsibility of the local legal team in each country. The legal teams make use of an open door policy for employees seeking advice on ethical and lawful behavior, and processes are in place to escalate incidents to the highest governance body when necessary.

			Yes	Yes
300 Series: Environmental
Energy, Emissions and Environmental Compliance	302-1 305-1 305-2 307-1
Energy, emissions and environmental compliance are identified as material aspects in light of climate change being a global challenge which the information and communication technology industry contributes to, but can also contribute to solving problems and promote mitigation. For Tele2, electricity consumption is key as this is the major source for Tele2’s emissions of greenhouse gases.

To mitigate these impacts Tele2 is gradually transitioning to renewable energy when feasible. Tele2’s local teams follow up and ensure compliance with relevant environmental laws and regulations in its countries of operation in order to perform in line with internal and external stakeholders’ expectations.

			Yes	Yes
400 Series: Social
Employment, Diversity and Equal Opportunity, Non-Discrimination	401-1 405-1 406-1
In order to deliver the best service in the industry, Tele2 invests in the well-being and development of its employees. Its ambition is for all employees to have performance plans and annual performance dialogues, including senior executives.

In order to manage impacts, Tele2 has also introduced development plans for all employees. In addition, an employee survey is conducted yearly to follow-up on employees’ satisfaction and well-being. Results are gauged against others to understand changes and trends. Critical points of improvement are communicated to local managers who turn them into local action plans.

It is crucial for Tele2 to attract and retain talented and diverse employees to be able to deliver on its strategy as well as maintaining its culture. Diversity is an integral aspect of Tele2’s operations and is capture in a Diversity Policy. In order to manage impacts, a gender KPI is followed up on all functional levels to inform promotion and recruitment decisions.

			Yes	No
Occupational Health and Safety	403-2
Tele2 strives to provide its employees with a safe and healthy work environment in which they can develop their long term ambitions. In order to manage impacts Tele2 has policies and processes in place to ensure access to health care and for the prevention of accidents.

Furthermore, in Sweden, employees have an insurance program that covers rehabilitation and preventive care from specialists. There are also policies in place to support employees in treating and preventing injuries. Tele2 applies self-assessment checklists for both managers and employees to ensure that employees are satisfied with their work environment as well as meeting legal requirements. These checklists are updated on a regular basis.

Tele2 follows up on employee absence and offers rehabilitation plans for employees who have been ill long-term with support of external experts. Tele2’s approach to health and safety is adapted to the local legislation in each of its countries of operation.
			Yes	No

Tele2 – Sustainability Report 2018   10(23)

Material topic	Disclosure	Why is this topic material to Tele2	Topic material within Tele2	Topic material outside Tele2
Freedom of association and collective bargaining, Child labor, and Forced or compulsory labor	407-1 408-1 409-1
Tele2 aims to conduct its business with the highest degrees of ethics while also being compliant to local laws and regulations and respecting human rights. Tele2’s different markets are all different in this aspect, with Kazakhstan being the most challenging.

To mitigate risks and manage impacts, Tele2 uses a Code of Conduct (CoC) and a Business Partner Code of Conduct (BPCoC) based on the United Nations Global Compact. It encompasses labor rights, anti-corruption, environment, freedom of association and collective bargaining, child labor and forced labor and other basic human rights. Tele2 employees sign the CoC annually.

Tele2 requires its significant Business Partners, with contract values exceeding 1 MSEK per year, to sign the Tele2 BPCoC. By doing so Tele2 includes clauses about Human Rights, Labor Rights, Anti-corruption and Environment etc. into a vast majority of its agreements with its business partners. In addition, a share of the business partners which are managed within the sourcing and procurement processes, described above, have also been screened and monitored with the EcoVadis E-TASC supply chain sustainability management system.

In case of breaches of the Business Partner Code of Conduct, Tele2 primarily conducts dialogues with Business Partners to establish remediation plans. If this does not produce the desired changes, Tele2 can terminate the relationship with the specific business partner.

			Yes	Yes
Customer health and safety	416-2
Tele2 strives to provide its customers with safe services that do not have a negative impact on their health, and works proactively to identify and monitor potential health and safety issues related to its products and services. Tele2’s networks emit electromagnetic fields. No adverse health risks have been identified in relation to the exposure to such field from base stations for mobile telephony, wireless networking or similar transmitters.

In order to manage impacts, Tele2’s networks are designed to operate well within the applicable regulations and guidelines of the countries of operation. Tele2 measures the radio wave signals emitted in the networks at the request of property owners.

			No	Yes
Marketing and labelling	417-3
Marketing communications is a core aspect of Tele2’s interaction with its customer base and therefore identified as a material aspect. Responsibility for marketing and sales lies with local teams as legislation differs between countries. In Sweden there is an education for new employees on guidelines for communication and marketing.

In order to manage impacts, the legal team reviews marketing material before it is published to assure compliance, and if incidents occur, they are reported to the responsible management. Ethical communication is also included in the Code of Conduct, which all employees are trained in every year, and as such included in Tele2’s policies.

			Yes	Yes
Customer privacy	418-1
Tele2 has customer and employee privacy and data protection as a high priority. Due to the nature of the services Tele2 provides, it processes personal data. In order to manage impacts, Tele2 has organizational and technical measures, policies and guidelines, and a governance structure, which all serve to protect its customers’ data privacy. These have been updated to meet the requirements of the GDPR in the EU.

Tele2 continuously monitors the development of laws and regulations and updates its processes and controls accordingly. Tele2 has a central Privacy Officer, and in all of its markets Tele2 has a dedicated Data Privacy Officer who works on privacy and data protection. A privacy impact assessment has been integrated in its project model.

Data privacy processes are similar in all European operations. In Kazakhstan these processes have been adapted to local conditions and regulations. A data privacy awareness training is required for all Tele2 employees to take.

			Yes	Yes
Socioeconomic compliance	419-1
Integrity and ethics are integral parts of Tele2’s values and code of conduct. Tele2 aims to deliver high quality in its products and services and legal compliance is of course an important part of this. Therefore compliance is a key aspect of its operations on a daily basis. Following local laws and regulations ensures investors that Tele2 is a trustworthy business partner.

In order to manage impacts, Tele2 has established a common perspective on group level on how to deal with socioeconomic compliance. Responsibility lies with the local heads of legal departments to ensure compliance in practice.

The legal teams make use of an open door policy for employees seeking advice on ethical and lawful behavior. Processes are in place to report or escalate incidents to the relevant group functions. As an example, both anti-competitive behavior and anti-corruption are included in the education of new employees, existing managers and selected risk functions (e.g. procurement). Incidents in this area are reported to Group Security and escalated to the highest governing bodies if warranted.

Employees also retake the education annually. Responsibility for conducting relevant training is the duty of each country organization.
			Yes	Yes

Tele2 – Sustainability Report 2018   11 (23)

GRI content index

GRI Standards Disclosure	Information or Reference	External Assurance
General Disclosures (GRI Standard 102: General Disclosures 2016)
102-1 Name of the organization	See Tele2 Annual Report 2018, p. 11	Yes
102-2 Activities, brands, products, and services	See Tele2 Annual Report 2018, p. 11
102-3 Location of headquarters	See Tele2 Annual Report 2018, p. 88	Yes
102-4 Location of operations	See Tele2 Annual Report 2018, p. 82	Yes
102-5 Ownership and legal form	See Tele2 Annual Report 2018, p. 10	Yes
102-6 Markets served	See Tele2 Annual Report 2018, p. 13	Yes
102-7 Scale of the organization	See Tele2 Annual Report 2018, p. 11–13	Yes
102-8 Information on employees and other workers	See Tele2 Annual Report 2018, p. 24–25	Yes
102-9 Supply chain
Most suppliers, considering spend, are producers of input material or products such as handsets, base stations, sim cards, construction companies for telecom mast constructions, Network & IT system solutions platforms as well as service providers within areas such as customer operations and media. Additionally, suppliers or Business Partners (as Tele2 calls them) may be consultants, financial auditors, M&A firms, legal advisors, etc. Other telecommunications providers are suppliers of wholesale interconnection and roaming services which are necessary to deliver our services on or to other networks.
Suppliers are either contracted through Group Procurement, Country Procurement or directly by various business ownership parties at Group or country level. The first tier supply lines are estimated to cover several thousands of contracts.

102-10 Significant changes to the organization and its supply chain
Following the transaction between Tele2 and Deutsche Telekom, Tele2 has become minority shareholder of the resulting joint-venture. In this Sustainability Report, The Netherlands is included for 2018.
Reporting on Tele2 Netherlands will cease starting 2019. In the financial reporting, Tele2 Netherlands has been reported as discontinued operations with comparative periods represented. This may affect disclosures in this report, in particular those that refer to (financial) information in the Annual Report.

Reporting for Com Hem is included from 5 November 2018 up to and including 31 December 2018 only. Where applicable, the results for Com Hem are included in the figures for our Swedish operation, unless they are explicitly stated separately or excluded.

Tele2 giving notice to exercise its put option for Kazakhstan has not caused significant changes for 2018.

Tele2’s supply chain consists of several thousands of suppliers. Naturally there may be changes from year to year as contracts expire, and new potential suppliers are signed on. However, these changes have not been significant during the year.

102-11 Precautionary Principle or approach
Tele2 works proactively to identify and monitor its most significant risks through an enterprise risk management process. The purpose of this process is to minimize surprises and improve the decision making in order for Tele2 to achieve its strategic, financial, compliance and operational objectives. Among other topics, Tele2 continuously follows research developments on electro-magnet fields caused by telecommunication networks.

102-12 External initiatives
Tele2 adheres to applicable parts of the following: the United Nations Universal Declaration of Human Rights, the International Labor Organization’s core conventions, the OECD Guideline for multinational enterprises, the United Nations Global Compact, the United Nations Guiding Principles on Business and Human Rights and the Children’s Rights Business Principles.

102-13 Membership of associations
Tele2 is currently actively engaged in the GSM Association, European Competitive Telecommunications Association, as a regular member in the Global e-Sustainability Initiative (GeSI), and the Sida Swedish Leadership for Sustainable Development (SLSD) initiative.

102-14 Statement from senior decision-maker	See Tele2 Annual Report 2018, p. 2–3
102-16 Values, principles, standards, and norms of behavior	See the Tele2 Code of Conduct and the Tele2 Business Partner Code of Conduct on the Tele2.com website under the ‘Our Responsibility’ section.

Tele2 – Sustainability Report 2018   12 (23)

GRI Standards Disclosure	Information or Reference	External Assurance
102-17 Mechanisms for advice and concerns about ethics
For internal stakeholders Tele2’s Legal Department has an open door policy which is being used actively by employees seeking advice on ethical and lawful behavior.

Tele2 has a whistleblowing process in place. It is also available to its Business Partners that have signed the Business Partner Code of Conduct. Even external parties could use it as the instructions are publicly available on www.tele2.com.

102-18 Governance structure
Information on the governance structure of the organization, including committees of the highest governance body can be found in the Tele2 Corporate Governance Report 2018, p. 5–7

Information on the committees responsible for decision-making on economic, environmental, and social topics can be found on the Tele2.com website, under the relevant subsections of the ‘Our Responsibility’ section.

102-19 Delegating authority
Information on the process for delegating authority from the highest governance body can be found in the Tele2 Corporate Governance Report 2018, p 8

Further information on delegation for economic, environmental, and social topics can be found on the Tele2.com website, under the relevant subsections of the ‘Our Responsibility’ section.

102-20 Executive-level responsibility for economic, environmental, and social topics
Information on the executive-level responsibility for economic, environmental, and social topics can be found in the Tele2 Corporate Governance Report 2018, p. 9

Further information on executive-level responsibility for economic, environmental, and social topics can be found on the Tele2.com website, under the relevant subsections of the ‘Our Responsibility’ section.

102-22 Composition of the highest governance body and its committee	Information about the composition of the highest governance body and its committees can be found in the Tele2 Corporate Governance Report 2018, p. 5–10
102-23 Chair of the highest governance body	Information about the chair of the highest governance body can be found in the Tele2 Corporate Governance Report 2018, p. 5
102-24 Nominating and selecting the highest governance body
Information about nominating and selecting the highest governance body can be found in the Tele2 Corporate Governance Report 2018, p. 3

Further information on nominating and selecting the highest governance body can be found in the Tele2.com website, under the relevant subsection regarding the Nomination Committee.

In the ‘Documents to the 2018 AGM’, the following was stated:

“In its work, the Nomination Committee applies rule 4.1 of the Swedish Corporate Governance Code as its diversity policy. Accordingly, the Committee gives particular consideration to the importance of a diverse set of Board members, including their gender, age and nationality, as well as their experiences, professional backgrounds and business disciplines. The Committee believes the composition of the proposed Board is fit-for-purpose in respect of the various dimensions of diversity, and will continue to pursue a high degree of diversity and gender balance in its efforts to compose the most capable Board.”

102-25 Conflicts of interest	Information on conflict of interest of the highest governing body can be found in the Tele2 Corporate Governance Report 2018, p. 3, and in the Tele2 Code of Conduct.
102-26 Role of highest governance body in setting purpose, values, and strategy	Information on the role of the highest governance body in setting purpose, values, and strategy can be found in the Tele2 Corporate Governance Report 2018, p. 8
102-27 Collective knowledge of highest governance body
The Board of Directors is the highest governing body responsible for Tele2’s Sustainability performance.
Sustainability matters are put on the agenda of every Audit Committee meeting and will also be reviewed at Board meetings.

102-29 Identifying and managing economic, environmental, and social impacts
Sustainability risk management is part of the sustainability requirements of our largest shareholder Kinnevik. Therefore we discuss and review key aspects annually with them. Risks and opportunities are regularly discussed at Board meetings. In addition, a full Sustainability strategy discussion is scheduled for the Annual Board Strategy session.

102-30 Effectiveness of risk management processes	Information about the effectiveness of risk management processes can be found in the Tele2 Corporate Governance Report 2018, p. 12–14
102-31 Review of economic, environmental, and social topics
The board reviews economic, environmental, and social topics during the Annual Board Strategy session.
Furthermore, these topics are put on the agenda of every Audit Committee meeting. More information on the frequency of Audit Committee meetings in 2017 can be found in the Tele2 Corporate Governance Report 2018, p. 9

102-32 Highest governance body’s role in sustainability reporting	Tele2’s material aspects regarding sustainability are reported in this Sustainability Report, which is externally examined, and approved by the Board.
102-33 Communicating critical concerns
Critical concerns can be communicated through the Audit Committee meetings. Reporting to the executive leadership team can occur throughout the year, either ad hoc if necessary, or through scheduled leadership team meetings.

Tele2 – Sustainability Report 2018   13 (23)

GRI Standards Disclosure	Information or Reference	External Assurance
102-36 Process for determining remuneration	Information about the process for determining remuneration can be found in the Tele2 Corporate Governance Report 2018, p. 9–10
102-37 Stakeholders’ involvement in remuneration	Shareholders approve the remuneration guidelines for senior executives through the AGM.
102-40 List of stakeholder groups	Tele2 is open to engage with all relevant stakeholders. Stakeholder dialogues are conducted regularly in various formats during the year, ranging from one-to-ones to larger gatherings.

102-41 Collective bargaining agreements
Employees in Sweden and the Netherlands are covered by collective bargaining agreements. For other countries this may vary, though Tele2 has a positive view on collective bargaining agreements. This is reflected in the Code of Conduct and the Business Partner Code of Conduct, which states: “The rights of employees to freely associate and to bargain collectively, in accordance with the laws of the countries in which they are employed, shall be recognized and respected.”

In total 40% of all FTEs are covered by collective bargaining agreements.

102-42 Identifying and selecting stakeholders
Tele2 is open to any constructive dialogue, i.e. Tele2 does not exclude anyone from having a discussion on relevant topics. Tele2’s stakeholders can generally be described as parties and people affecting its business, as well as parties and people being affected by it.

102-43 Approach to stakeholder engagement
Tele2 has ongoing dialogues with many of its different stakeholder groups. Among others, this can take place in the form of dialogues with investors, roadshows, interactions with customers and civil society and dialogues with industry organizations. The Annual General Meeting is a key point of contact for Tele2 with its stakeholders. During the Annual General Meeting Tele2 presents and discusses both financial and sustainability related results.

Stakeholder engagements are built into business processes. This includes having Sustainability questions in the employee survey “My Voice”, a survey on the Code of Conduct amongst all employees, customer surveys, dialogues with the largest shareholders on Sustainability, being active with Government Relations and the EU, answering questionnaires from NGOs, meeting analysts, analyzing media reports, etc. Occasionally or when deemed necessary, Tele2 conducts specific tailored engagements, for example as it did when developing the previous Sustainability Strategy and the materiality analysis.

The frequency of engagements varies from once a year (e.g. My Voice) to several times a year (e.g. investors). Tele2 has not had any particular separate engagement for the preparation of the report.

A total of 85% of Tele2 employees participated in the 2018 MyVoice survey. A total of 47% of Tele2 employees responded to a survey specifically on the Code of Conduct.

The average customer satisfaction during 2018 has been 85%, which Tele2 is pleased with.

The results of the customer service survey are based on global standards and cover customers in all of Tele2’s countries of operation. The surveying of customer satisfaction is done continuously throughout the year. Tele2 strives for continuous improvement of the underlying evaluation process to provide the best service to its customers.

102-44 Key topics and concerns raised
Tele2 uses the input received from stakeholders to co-determine its focus areas for Sustainability. Tele2 develops strategies and policies to ensure that the company performs well within those areas.

Tele2 reports on its focus areas in the Sustainability report.

Shareholders emphasize the importance of the Ethics and Compliance and Environment focus areas. Engagement by Tele2 on Child Protection is encouraged by the largest shareholder Kinnevik. Customers are the major stakeholder for Privacy and Integrity and Tele2 employees are the primary beneficiary of Diversity.

In the MyVoice survey, Tele2 employees on average agree with the statements: “I am treated with respect and dignity” (89%), “Tele2 does a good job supporting the communities in which it does business” (73%) and “I have good opportunities to learn and grow at Tele2” (73%).

See disclosure 102-43 for the results of Tele2’s customer satisfaction survey.

Tele2 – Sustainability Report 2018   14 (23)

GRI Standards Disclosure	Information or Reference	External Assurance
102-45 Entities included in the consolidated financial statements	This report covers the Tele2 Group. Legal entities are listed in the parent company’s financial statements in Note 23 in the Tele2 Annual Report 2018, p. 82
102-46 Defining report content and topic Boundaries
The telecommunication’s industry has continued to focus on ethics, risks for corruption and human rights such as privacy & freedom of expression (including the UNGP) and Tele2’s focus areas align with the industry.

Tele2 has a Sustainability Report available as a PDF file, in which it reports information relevant to Sustainability, including the legally mandated disclosure of sustainability information.

Tele2’s reporting boundaries have been defined through interactions with stakeholders, and during in-house discussions with for example the Legal department, where the degree of ownership and areas of work for each entity were reviewed. The content of reported information mirrors the material Sustainability areas as defined in the corporate strategy.

Tele2 has continued its journey to integrate Sustainability into core business processes, such as the corporate strategy. Sustainability reporting is integrated in the corporate strategy.

Our focus areas are Privacy & Integrity, Ethics & Compliance, Environment, Child Protection, and Diversity & Inclusion.

102-47 List of material topics	For Tele2’s material topics, see the DMA-table provided above.
102-48 Restatements of information	No significant restatements within the scope of Sustainability.
102-49 Changes in reporting	There are no significant changes in material topics and topic boundaries made by Tele2.
102-50 Reporting period	1 January 2018 up to and including 31 December 2018.
102-51 Date of most recent report	28 March 2018
102-52 Reporting cycle	Annual
102-53 Contact point for questions regarding the report	Viktor Wallström, Executive Vice President, Communications & Sustainability, email: viktor.wallstrom@tele2.com, phone: +46703635327
102-54 Claims of reporting in accordance with the GRI Standards	This report has been prepared in accordance with the GRI Standards: Core option
102-55 GRI content index
This table is the GRI Context Index and contains all the information disclosed by Tele2 for each disclosure, or refers to the relevant information if published elsewhere.

GRI Standard used are:
GRI 102: General Disclosures 2016
GRI 103: Management Approach 2016
GRI 201: Economic Performance 2016
GRI 205: Anti-Corruption 2016
GRI 206: Anti-Competitive Behavior 2016
GRI 302: Energy 2016
GRI 305: Emissions 2016
GRI 307: Environmental Compliance 2016
GRI 401: Employment 2016
GRI 403: Occupational Health and Safety 2016
GRI 405: Diversity and Equal Opportunity 2016
GRI 406: Non-discrimination 2016
GRI 407: Freedom of Association and Collective Bargaining 2016
GRI 408: Child Labor 2016
GRI 409: Forced and Compulsory Labor 2016
GRI 416: Customer Health and Safety 2016
GRI 417: Marketing and Labeling 2016
GRI 418: Customer Privacy 2016
GRI 419: Socioeconomic Compliance 2016

Tele2 – Sustainability Report 2018   15 (23)

GRI Standards Disclosure	Information or Reference	External Assurance
102-56 External assurance
The sustainability report has not been subject to external assurance.

The Administrative report which is part of the Annual Report has been audited by Deloitte. One Assurance report has been issued indicating a higher degree of assurance compared to, for example, limited assurance according to RevR 6. The Auditor’s Report is available in the Annual Report.

The Corporate Governance Report has been examined by Deloitte in accordance with FAR’s auditing standard RevU 16 The auditor’s examination of the corporate governance report. This means that Deloitte’s examination of the Corporate Governance Report is different and substantially less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards in Sweden.

The Sustainability Report has been examined by Deloitte in accordance with FAR’s auditing standard RevR 12 The auditor’s opinion regarding the statutory sustainability report. This means that Deloitte’s examination of the statutory sustainability report is substantially different and less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards in Sweden.

Deloitte is independent to Tele2.

Management Approach (GRI Standard 103: Management Approach 2016)
103-1 Explanation of the material topic and its Boundary	Tele2 has provided the relevant information for each material topic in the DMA table above.
103-2 The management approach and its components
103-3 Evaluation of the management approach
Economic Performance (GRI Standard 201: Economic Performance 2016)
201-1 Direct economic value generated and distributed	See Tele2 Annual Report 2018, p. 11 Tele2 currently does not track data for taxes paid on a country-by-country level.	Yes
Anti-Corruption (GRI Standard 205: Anti-Corruption 2016)
205-3 Confirmed incidents of corruption and actions taken	See Tele2 Annual Report 2018, p.25	Yes
Anti-Competitive Behavior (GRI Standard 206: Anti-Corruption 2016)
206-1 Legal actions for anticompetitive behavior, anti-trust, and monopoly practices	See Tele2 Annual Report 2018, p. 25–26	Yes

Tele2 – Sustainability Report 2018   16 (23)

GRI Standards Disclosure	Information or Reference					External Assurance
Energy (GRI Standard 302: Energy 2016)
302-1 Energy consumption within the organization	Fuel Consumption (GJ)	2018	2018 share of consumption	2017	2017 share of consumption
	Natural Gas	2,086	0,1%	3,620	0,2%
	Gas mix		0,0%	93	0,0%
	Petrol	20,229	1,3%	15,417	1,0%
	Diesel	61,842	3,9%	58,507	3,8%
	Ethanol	10	0,0%	35	0,0%
	Biogas	104	0,0%	98	0,0%
	Share of renewables in total fuel consumption	0.1%		0.2%
	Electricity, heating, cooling, and steam purchased for consumption (GJ)
	Electricity	1,464,235	92.7%	1,436,505	92.2%
	District heating	24,773	1.6%	29,821	1.9%
	District cooling	5,510	0.3%	14,513	0.9%
	Total energy consumption	1,578,789		1,558,609
Energy consumption
Electricity consumption is the primary source of Tele2’s emissions of greenhouse gases. In the Greenhouse Gas Protocol there are two alternative methods for calculating the emissions in scope 2: the location-based method and the market-based method. The location-based method considers the average emission intensity for the whole grid, while the market-based method considers the market for Guarantees of Origin. Using the market-based method allows you to choose low emitting production, but if you do not make an active choice the emission intensity for the so called “residual mix” will be higher than the average for the whole grid. As the choice of method has such an impact on the calculations of Tele2’s greenhouse gas emissions the result is disclosed with both methods where the market-based method always shows the highest value. Tele2’s electricity consumption increased with 2 percent compared to 2017, partly as a result of the larger business in Sweden in 2018 due to Tele2s acquisition of ComHem and previously TDC. Electricity consumed in base stations, which accounts for approximately 89 percent of total emissions, is by far the largest source of indirect emissions.

Based on the result in 2018, Tele2 could be said to have a potential environmental liability related to climate change of 151 003 (Market based) / 119 200 (Location based) tons of CO2-eq, approximately –17% (Market based) / –7% (Location based) compared to total emissions in 2017. Should these emissions  be regulated, for instance as a result of an international agreement, it could mean an estimated cost of 2,3 MEUR (Market based) / 1,8 MEUR (Location based) for buying allowances, calculated by using the 2018 average allowance price in the EU Emission Trading System (EU-ETS) of 15,5 EUR/ton (5,8 EUR in 2017, sharp increase). Since it could not be considered likely that ICTs would be included in the EU ETS, calculations on the open carbon market could result in a different price. According to the second Stern report, which was published in June 2014, the price on carbon dioxide that is needed to avoid more than 2 degree above pre-industrial levels, would be 32-103$ per ton. If Tele2’s emissions for 2018 were put in monetary terms in that respect, with the price of 103$ per ton, the total cost would be 13,2 (Marked based) / 10,4 (Location based) MEUR.

Tele2 has offset all its 2018 emissions in Sweden, including energy, cars and air travel, a total of 4,751 tons CO2-eq, in the projects Karnataka Wind, and Godawari Solar Rays, both in India. These projects are certified by Gold Standard and by UNFCCC CDM.

Notes on changes and altered calculation methods:

●    Tele 2 SE’s purchase of green electricity covered all electricity consumption for the year, which decreased the indirect energy emissions (Scope 2) drastically.

●    ComHem was added to the group, which has significantly added to the total electricity consumption.

●    Divested operations in Austria are no longer part of the reporting.

Tele2 has discovered minor reporting errors in the data presented for 2017 in the previous annual report. The energy usage for 2017 was 1% above what was reported. The correct figures for 2017 are stated above.

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GRI Standards Disclosure	Information or Reference									External Assurance
Emissions (GRI Standard 305: Emissions 2016)
305-1 Direct (Scope 1) GHG emissions 305-2 Energy indirect (Scope 2) GHG emissions		2018				2017
	Country	Direct	Energy indirect	Total	Share	Direct	Energy indirect	Total	Share
	Austria					638	9,386	10,025	5%
	Croatia	464	10,221	10,685	7%	259	10,798	11,057	6%
	Estonia	273	20,234	20,507	14%	221	19,612	19,833	11%
	Germany	27	28	55	0%	48	37	85	0%
	Kazakhstan	715	50,225	50,940	34%	464	47,105	47,569	26%
	Latvia	473	6,160	6,633	4%	376	4,416	4,792	3%
	Lithuania	206	23,582	23,787	16%	214	10,853	11,067	6%
	Netherlands	1,608	33,803	35,411	23%	1,323	34,741	36,064	20%
	Sweden	2,448	335	2,783	2%	2,371	40,350	42,722	23%
	Com hem	0	203	203	0%
	Total	6,213	144,790	151,003		5,915	177,300	183,215

Tele2 has discovered minor reporting errors in the data presented for 2017 in the previous annual report.
The energy usage for 2017 was 1% above what was reported. The correct figures for 2017 are stated above.

Environmental Compliance (GRI Standard 307: Environmental Compliance 2016)
307-1 Non-compliance with environmental laws and regulations	See Tele2 Annual Report 2018, p. 26	Yes
Environmental Compliance (GRI Standard 401: Employment 2016)
401-1 New employee hires and employee turnover
		Women	Men
	New hires	766	903
	Employees leaving	715	919
	Total increase/decrease	51	-16

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GRI Standards Disclosure	Information or Reference									External Assurance
Occupational Health and Safety (GRI Standard 403: Occupational Health and Safety 2016)
403-2 Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities	Tele2 omits occupational disease rates, injuries, injury rate and lost day rates, because its operations are not naturally prone to these issues and data is therefore not available.
	Absentee rate	SE	EE	LV	LT	NL	HR	DE	KZ
	Women
	Total # of absentee days over the period	8,058	4,368	6,445	2,829	5,679	372	179	6,076
	Total # of workforce days worked for the same period	191,742	49,856	62,812	80,308	75,635	24,054	3,493	157,809
	Total absentee rate	4%	9%	10%	4%	8%	2%	5%	4%
	Men
	Total # of absentee days over the period	8,915	512	3,710	879	9,122	237	193	4,640
	Total # of workforce days worked for the same period	425,584	25,703	100,251	36,421	251,010	27,476	6,917	161,868
	Total absentee rate	2%	2%	4%	2%	4%	1%	3%	3%
	No fatalities were reported during the year. Figures for ComHem are excluded for this disclosure.
Diversity and Equal Opportunity (GRI Standard 405: Diversity and Equal Opportunity 2016))
405-1 Diversity of governance bodies and employees	See Tele2 Annual Report 2018, p. 64	Yes
Non-discrimination (GRI Standard 406: Non-Discrimination 2016)
406-1 Incidents of discrimination and corrective actions taken	No incidents of discrimination were reported during the year
Freedom of Association and Collective Bargining (GRI Standard 407: Freedom of Association and Collective Bargining)
407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk
Tele2 aims to conduct its business with the highest degree of ethics while also being compliant to local laws and regulations and respecting human rights. Tele2’s different markets are all different in this aspect, with Kazakhstan being the most challenging.

To mitigate risks Tele2 uses a Code of Conduct (CoC) applicable to its own operations and a Business Partner Code of Conduct (BPCoC) applicable to its business partners, based on the United Nations Global Compact. It encompasses labor rights, anti-corruption, environment, freedom of association and collective bargaining, child labor and forced labor, and other basic human rights. Both codes were updated last in November 2018.

In order to protect the rights to exercise freedom of association or collective bargaining, the CoC and the BPCoC explicitly state:

“The rights of employees to freely associate and to bargain collectively, in accordance with the laws of the countries in which they are employed, shall be recognised and respected.”

In order to mitigate risks related to human rights and labor conditions in its supply chain, Tele2 requires its significant Business Partners – with contract values exceeding 1M SEK per year – to sign the Tele2 Business Partner Code of Conduct. By doing so Tele2 includes clauses about Human Rights, Labor Rights, Anti-corruption and Environment etc. into a vast majority of its agreements with its business partners. In addition, approximately 29% of spend of the business partners which are managed within the sourcing & procurement processes described above have also been screened and monitored with the EcoVadis E-TASC supply chain sustainability management system.

In case of breaches of the Business Partner Code of Conduct, Tele2 primarily conducts dialogues with Business Partners to establish remediation plans. If this would not produce the desired changes, Tele2 can terminate the relationship with the specific business partner.

Tele2 – Sustainability Report 2018   19 (23)

GRI Standards Disclosure	Information or Reference	External Assurance
Child Labor (GRI Standard 408: Child Labor 2016)
408-1 Operations and suppliers at significant risk for incidents of child labor
See disclosure 407-1.

Furthermore, in order to protect the rights of children, the CoC and the BPCoC explicitly state:

“Children under the minimum working age established by local law or fifteen (15) years, whichever is greater, shall not be used as labour force. Employees under eighteen (18) years shall not be engaged in hazardous or heavy work, or on nights shifts.”

Forced and Compulsory Labor (GRI Standard 409: Forced and Compulsory Labor 2016)
409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor
See disclosure 407-1.

Furthermore, in order to contribute to the elimination of all forms of forced or compulsory labor, the CoC and the BPCoC explicitly state:

“Forced labour, exploited or bonded labour is strictly forbidden. Employees shall not be required to lodge deposits or original identity papers as a condition for employment.”

Customer Health and Safety (GRI Standard 416: Customer Health and Safety 2016)
416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	See Tele2 Annual Report 2018, p. 26	Yes
Marketing and Labeling (GRI Standard 417: Marketing and Labeling 2016)
417-3 Incidents of non-compliance concerning marketing communications	See Tele2 Annual Report 2018, p. 26	Yes
Customer Privacy (GRI Standard 418: Customer Privacy 2016)
418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	See Tele2 Annual Report 2018, p. 26	Yes
Socioeconomic Compliance (GRI Standard 419: Socioeconomic Compliance 2016)
419-1 Non-compliance with laws and regulations in the social and economic area	See Tele2 Annual Report 2018, p. 26

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Auditor statement

Stockholm March 29, 2019

Georgi Ganev
Chairman

Andrew Barron	Sofia Arhall Bergendorff	Anders Björkman

Cynthia Gordon	Eva Lindqvist	Lars-Åke Norling

Eamonn O’Hare	Carla Smits-Nusteling	Anders Nilsson President and CEO

Auditor’s report on the statutory sustainability report

To the general meeting of the shareholders in Tele2 AB (publ) AB, corporate identity number 556410-8917

Engagement and responsibility
It is the board of directors who is responsible for the statutory sustainability report for the year 2018 and that it has been prepared in accordance with the Annual Accounts Act.

The scope of the audit
Our examination has been conducted in accordance with FAR’s auditing standard RevR 12 The auditor’s opinion regarding the statutory sustainability report. This means that our examination of the statutory sustainability report is substantially different and less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards in Sweden. We believe that the examination has provided us with sufficient basis for our opinion.

Opinion
A statutory sustainability report has been prepared.

Stockholm, March 30, 2019

Deloitte AB

Pontus Pålsson
Authorized Public Accountant

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Contacts

   Viktor Wallström
   Executive Vice President, Communications and Sustainability
   Telephone: +46 (0) 703 63 53 27

   Erik Strandin Pers
   Head of Investor Relations
   Telephone: +46 (0) 733 41 41 88

   Tele2 AB
   Company registration nr: 556410-8917
   Skeppsbron 18
   P.O. Box 2094
   SE-103 13 Stockholm
   Sweden
   Tel +46 (0)8 562 000 60
   www.tele2.com

   VISIT OUR WEBSITE: https://www.tele2.com/sustainability

Tele2 – Sustainability Report 2018   22 (23)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2019		Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel

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